Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Bloomberg TV

Bloomberg Technology

24 February 2021

Emily Chang: LinkedIn co-founder Reid Hoffman’s SPAC company, Reinvent, has agreed to merge with Joby Aviation to take the electric air taxi startup public. The deal will value the combined company at $6.6 billion and is expected to close in the second quarter. Joby will list on the New York Stock Exchange. Joining us now for more, Joby’s Executive Chair, Paul Sciarra. So, Paul, you know, the air taxis aren’t on the market yet, you’re still working on it and it’s a few years out, so why do a SPAC now?

Paul Sciarra: Yeah so for us, Emily, and first of all thank you for having me on, we’re obviously really excited about the news today. Part of it is about the deal transaction but actually part of it is about where we stand on development. In addition to the announcement today we’re also releasing new flight footage of our vehicle kind of moving through the full transition envelope. We’ve put more than 1,000 hours on that vehicle and we’re feeling really good about the performance of it, it’s hitting all the numbers that we set out to hit – the speed, the range and the overall capacity. So for us this felt like the right time to put more resources on the balance sheet but even more importantly because we felt like we were ready from a technical standpoint, we have a clear path to certification and now we have the opportunity to really march down the set of milestones that would get us to commercialization.

Emily Chang: So we’ve been talking SPAC controversy almost through the entire hour. We were speaking with A-Rod about his SPAC plans earlier. You know there are folks out there who say these are companies that are not necessarily ready for prime time, what’s your response to that?

Paul Sciarra: I think that from our perspective, sort of delivering on this requires a few things. It requires making sure that you have the right vehicle, making sure you have the right manufacturing and making sure you have the right capability to begin to launch commercial service. From each of those perspectives, we felt like we had the right ingredients now. As I mentioned, the vehicle is doing what we want to do, but even more importantly we have a partnership with Toyota in order to execute on our production plan and we’ve got a team now from Uber Elevate that we acquired just last year that’s going to give us the opportunity roll into commercial from the launch. So, from that perspective we felt like things were bright in terms of things that matter in terms of building this business to kind of make this transition into a public company.

Emily Chang: So what are nearest term use cases? Like when will it be ready to take me across the Bay to work?

Paul Sciarra: Yeah, so the range on the vehicle is really wide, so really think about suitable for really any trips between five and 150 miles. So that might be your daily commute, but it might also be connected cities to nearby suburbs, or even to other cities that are also nearby. So that’s a pretty wide range of use cases. When we think about an example about like going across the Bay, that’s obviously a perfect example, because as you know, in San Francisco and the broader Bay Area, there’s lots of really difficult geography that you have to navigate that creates some bottlenecks for congestion, whether it’s the Bay Bridge, the San Mateo bridge and vehicles like ours have the opportunity to dramatically decrease people’s commute time. So we’re really excited about being able to roll that service out in select launch cities in 2024.

Emily Chang: Now look, there are dozens of other companies trying to do what you’re doing. One of your competitors recently had a battery fire, there are regulatory hurdles, there’s the cost. You know what, why are you so optimistic this will be a mainstream reality and will it be for everyday people or just for billionaires?

Paul Sciarra: Yeah, so there are a few things sort of baked into your question, and I just wouldn’t say is that, or what I can say is that we kind of started with these two priorities, first we wanted to ensure that the vehicle was incredibly safe. Secondly, we wanted to make sure that it was incredibly quiet. It’s actually the noise profile that for the most part limits the operations of helicopters and small planes in their own cities. And then third, and finally we really started with a unit vector model to make sure that the vehicle, given its specifications could deliver progressively lower cost service over time. And our intention sort of outlined in the plan today is to really start at a price point that looks more like Uber Black but they quickly drive down to the cost of Uber X. And we think that all starts with getting the vehicle technology right.

Emily Chang: Interesting. Alright, we’ll be following latest developments I’m looking forward to my ride and 2024, or later, Paul Sciarra of Joby Aviation, thank you so much for joining us today.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.